

Mail Stop 3030

February 28, 2018

Via E-mail
Brett Moyer
Chief Executive Officer
Summit Semiconductor, Inc.
6840 Via Del Oro Ste. 280
San Jose, CA 95119

> **Re: Summit Semiconductor, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted February 6, 2018**
> **CIK No. 0001682149**

Dear Mr. Moyer:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Cover Page

1.   We note your response to prior comment 3; however, it appears no such revisions on the prospectus cover page have been made. Please revise accordingly.

2.   We note your response to prior comment 4 that this is a best efforts offering. Revise your disclosure here to provide all information required by Item 501(b)(3) and (8) of Regulation S-K, and ensure your disclosure throughout reflects the type of best efforts underwriting. Also, revise your undertakings in Part II to include the undertakings required by Item 512(a).

3. In this regard, given your response to prior comment 4, the purpose of the column "Number of Shares Offered" in your principal stockholders table on page 60 remains unclear. Please revise or advise.

4. We note your response to prior comment 5. Here and throughout your prospectus were you disclose your plan to apply to list your shares on the NASDAQ, revise the disclosure to state that there is no assurance that your shares will be approved for listing. Also, tell us whether you plan to apply to list your shares before the closing of this offering.

Overview, page 1

5. We note your response to prior comment 7. Please relocate the disclosure to a part of your prospectus in which you can more fully discuss your relationship with your significant customers.

Our Technology, page 2

6. Please reconcile your response to prior comment 8 with your Use of Proceeds disclosure on page 26. In addition, note that your Use of Proceeds disclosure should take into account the best efforts underwriting of this offering.

WiSA Association, page 2

7. Please revise your disclosure here to include the disclosure in your response to prior comment 9 that WiSA Certified products are required to use Summit modules in order to meet the standards set by the association and clarify, if true, that the technology you distribute includes the software modules your members purchase from you.

Risk Factors, page 10

8. We note your response to prior comment 14. Please add appropriate risk factor disclosure.

Certain Relationships and Related Person Transactions, page 54

9. We note your response to prior comment 13; however, we note the standard you outline in your introductory paragraph to this section. Please revise this language and disclose additional transactions, if any, that meet the standard in Item 404(d) of Regulation S-K.

Passive Market Making, page 70

10. Note that Rule 103 of Regulation M does not apply to best efforts offerings. Please revise your disclosure accordingly.

You may contact Gary Newberry at (202) 551-3761 or Lynn Dicker, Senior Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at (202) 551-3498 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: David E. Danovitch
       Robinson Brog Leinwand Greene Genovese and Gluck, P.C.